UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

China Security & Surveillance Technology, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

16942J105
(CUSIP Number)

Tu Guo Shen
13/F, Shenzhen Special Zone Press Tower
Shennan Road
Futian, Shenzhen, 518034
China
(86) 755-8351-0888

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(86) 10 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: WHITEHORSE TECHNOLOGY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,550,4351
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,550,4351
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,550,435
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%2
14.	TYPE OF REPORTING PERSON CO3
_______________________

1  Whitehorse Technology Limited (“Whitehorse”) has shared voting and dispositive power over these shares with its sole shareholder, Mr. Tu Guo Shen (“Mr. Tu”).
2  Based on 89,722,023 shares of common stock outstanding as of January 28, 2011. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.
3  Whitehorse is a company organized and existing under the laws of the British Virgin Islands.

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: TU GUO SHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,200,0004
	8.	SHARED VOTING POWER 15,550,4355
	9.	SOLE DISPOSITIVE POWER 3,200,000
	10.	SHARED DISPOSITIVE POWER 15,550,4355
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,435
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES6 ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%7
14.	TYPE OF REPORTING PERSON IN
_____________________

4  Includes (i) 1,200,000 shares of the Common Stock over which he has sole voting and dispositive power, and (ii) 2,000,000 shares of restricted stock granted to Mr. Tu pursuant to the Issuer’s 2007 Equity Incentive Plan (as amended), which shall vest over 5 years.
5  Mr. Tu, the sole shareholder of Whitehorse, is deemed to be the beneficial owner of the 15,550,435 shares directly owned by Whitehorse pursuant to Rule 13d-3 of the Exchange Act and has shared voting and dispositive power over these shares with Whitehorse.
6  Row 11 excludes 10,000 shares directly owned by Ms. Li Zhi Qun, Mr. Tu’s spouse.  Mr. Tu expressly disclaims beneficial ownership of these shares.
7  Based on 89,722,023 shares of common stock outstanding as of January 28, 2011.  Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

Introductory Note

This Amendment No. 4 (“Amendment No. 4”) is filed with respect to China Security & Surveillance Technology, Inc. (the “Company” or “Issuer”) by Whitehorse Technology Limited, a company organized and existing under the laws of the British Virgin Islands (“Whitehorse”), and Mr. Tu Guo Shen (“Mr. Tu”, and together with Whitehorse, the “Reporting Persons”).8  This Amendment No. 4 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented, the “Schedule 13D”).  Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

The Reporting Persons are likely to be participants in the proposed transaction discussed in Item 4 below, and may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own any common stock, par value $0.0001 per share, of the Company (“Common Stock”) that may be beneficially owned by the members of the group as a whole.

Item 2.             Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)        The persons filing this Statement are Whitehorse and Mr. Tu.

(b)        The business address of each of the Reporting Persons is 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian District, Shenzhen, China 518034.

(c)        The principal business of Whitehorse is to hold, transact or otherwise deal in the securities of the Issuer or to finance the Issuer.

The principal occupation of Mr. Tu is Chief Executive Officer, Chairman and Director of the Issuer. Additionally, Mr. Tu serves as the Sole Director and Sole Shareholder of Whitehorse.

(d)-(e)   During the five years preceding September 30, 2006 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements as a result of the Merger (as defined in Item 3 below)) and the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Tu is a citizen of the People’s Republic of China.

Item 3.             Source and Amount of Funds or Other Consideration
___________________

8  Li Zhi Qun (“Ms. Li”), Mr. Tu’s spouse, currently does not beneficially own 5% or more of the shares of the Common Stock and does not have any power to direct the vote of the shares of the Common Stock owned by Mr. Tu. Accordingly, Ms. Li is not a reporting person.

Mr. Tu beneficially owns 18,750,435 shares of the Common Stock, which include (i) 3,200,000 shares of the Common Stock owned by Mr. Tu directly, and (ii) 15,550,435 shares of the Common Stock directly held by Whitehorse which is 100% owned by Mr. Tu.  Ms. Li, Mr. Tu’s spouse, directly holds 10,000 shares of the Common Stock.  Mr. Tu disclaims any beneficial ownership over the shares of the Common Stock held by Ms. Li.

The shares of the Common Stock that the Reporting Persons beneficially own were acquired (i) in connection with the merger of China Security & Surveillance Technology, Inc., a British Virgin Islands company, and the then 100% shareholder of the Company, with and into the Company in 2006; (ii) through grants of shares pursuant to the Company’s 2007 Equity Incentive Plan, as amended; (iii) through market purchases using personal funds and via private transactions with third parties; and (iv) by way of gift.

Mr. Tu intends to seek equity and debt financing to finance a proposed transaction as described in Item 4 of this Amendment No. 4.

Item 4.             Purpose of Transaction

The Reporting Persons acquired all of the shares of the Common Stock owned by them for investment purposes.

On January 28, 2011, Mr. Tu submitted a preliminary, non-binding letter (the “Letter”) to the Company’s board of directors (the “Board”). In the Letter, Mr. Tu, among other things, (i) outlined his intent to proceed immediately to consider the feasibility of making a proposal (“Proposal”) to acquire the stock of the Company that he does not already own through a going-private transaction (the “Transaction”) and his firm expectation is that the price will not exceed $6.50 per share; (ii) reported to the Board on the state of his efforts in developing the Proposal; (iii) requested the Board to approve the provision of confidential information relating to the Company and its business to potential providers of equity and debt financing under a customary form of confidentiality agreement; and (iv) requested the Board to adopt a procedure to approve the discussions, negotiations and agreements with potential providers of financing in accordance with Section 203(a)(1) of the Delaware General Corporation Law.  Mr. Tu made a report on these matters to the Company’s Board on January 28, 2011.

References to the Letter in this Amendment No. 4 are qualified in their entirety by reference to the Letter itself, which is attached hereto as Exhibit 7.02 and incorporated by reference as if set forth in its entirety.

If the Transaction is carried out and consummated, the Common Stock will no longer be traded on the NYSE and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated. No assurance can be given that any proposal, any definitive agreement  or any transaction relating to a proposed Transaction will be entered into or be consummated.  The Letter provides that no binding obligation on the part of the Company or Mr. Tu shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

Mr. Tu reserves his right to change his plans and intentions in connection with any of the actions discussed in this Item 4.  Any action taken by Mr. Tu may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as described above and elsewhere herein, the Reporting Persons do not have any present plan or proposal which relates to, or would result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D (although they reserve the right to develop such plan or proposal).

The information set forth in this Item 4 shall be deemed to amend and restate Item 4 of the Schedule 13D.

Item 5.             Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, Mr. Tu directly holds 3,200,000 shares of the Common Stock, approximately 3.6% of the outstanding Common Stock, which include 1,200,000 shares of the Common Stock over which he has sole voting and dispositive power and 2,000,000 shares of restricted stock granted pursuant to the Issuer’s 2007 Equity Incentive Plan (as amended), which shall vest over five years.  Mr. Tu may exercise full voting rights with respect to these shares of restricted stock unless the administrator (being the Board or any of its committees administering the plan) determines otherwise.

Mr. Tu is the sole shareholder of Whitehorse. Whitehorse holds 15,550,435 shares of the Common Stock, approximately 17.3% of the outstanding shares of the Common Stock.  Mr. Tu shares voting and dispositive control over the shares of the Common Stock held by Whitehorse.  Mr. Tu is thereby deemed to have beneficial ownership of such shares.

Ms. Li, Mr. Tu’s spouse, owns 10,000 shares of the Common Stock, approximately 0.01% of all outstanding shares of the Common Stock, and does not have any power to direct the vote of the shares of the Common Stock owned by Mr. Tu.  Mr. Tu disclaims beneficial ownership of the shares of the Common Stock owned by Ms. Li.

By virtue of the relationship among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Mr. Tu is the sole shareholder of Whitehorse, which holds 15,550,435 shares of the Common Stock, representing approximately 17.3% of the issued and outstanding shares of the Common Stock.  Mr. Tu shares voting and dispositive control over the shares of the Common Stock held by Whitehorse.

Ms. Li, Mr. Tu’s spouse, holds 10,000 shares of the Common Stock of the Company, representing approximately 0.01% of the outstanding shares of the Common Stock.  Mr. Tu disclaims beneficial ownership of these shares.  Ms. Li does not have any power to direct the vote of the shares of the Common Stock owned by Mr. Tu.

Items 3 and 4 of this Amendment No. 4 are incorporated herein by reference.

Item 7.             Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons dated January 28, 2011

Exhibit 7.02	Letter to the Board of Directors of China Security & Surveillance Technology, Inc. dated January 28, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated:           January 28, 2011

Tu Guo Shen

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen

Whitehorse Technology Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Chief Executive Officer